UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Updates Third Quarter Outlook
We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, today provided an updated outlook for the third quarter of 2008. Based on preliminary data for the third quarter, we estimate revenue to be in the range of $530 to $540 million and wafer shipments between 230 to 240 megawatts, or MW. This compares to our previously issued guidance for the third quarter of 2008 of revenue in the range of $486 to $496 million and wafer shipments in the range of 210 to 220 MW.
We also announced that we reached the annualized wafer production capacity of 1.2 gigawatts, or GW, by September 30, 2008, three months ahead of our previously announced plans to reach this target by the end of the year.
Our press release is attached as Exhibit 99.1 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer
Date: October 8, 2008

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